Exhibit 21.1

Subsidiaries of Plains Exploration & Production Company

Name of Subsidiary	Jurisdiction of Organization
Arguello Inc.	Delaware	76-0608465
Nuevo Ghana Inc.	Delaware	76-0527372
Nuevo International Inc.	Delaware	76-0577836
Nuevo Offshore Company	Delaware	01-0628961
Nuevo Resources Inc.	Delaware	75-2778316
Pacific Interstate Offshore Company	California	95-3685016
Plains Resources International Inc.	Delaware	76-0040974
PXP Gulf Coast Inc.	Delaware	01-0770800
Plains Louisiana Inc.	Delaware	20-2076470
PXP Louisiana L.L.C.	Delaware	20-2076518
PXP Permian Inc.	Delaware	91-2116322
PXP Texas Inc.	Delaware	75-2744301
Montebello Land Company LLC	Delaware	20-3846207
Lompoc Land Company LLC	Delaware	20-3918482
Arroyo Grande Land Company LLC	Delaware	20-3918402
Cane River Development Company LLC	Delaware	20-3918568
PXP Texas Limited Partnership	Texas	75-2836792
Brown PXP Properties, LLC	Texas	20-2531587